UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14F-1

 INFORMATION STATEMENT
PURSUANT TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

TECHMEDIA ADVERTISING, INC.
(Name of Registrant as Specified in its Charter)

Nevada	000-52945	98-0540833
(State or Other Jurisdiction of	(Commission File Number)	(IRS Employer Identification
Incorporation)		No.)

6, Shenton Way #21-08 OUE Downtown
Singapore 068809
(Address of principal executive office)

+65-65572516
(Registrant’s telephone number)

December 17, 2018

TechMedia Advertising, Inc.
6, Shenton Way #21-08 OUE Downtown
Singapore 068809

INFORMATION STATEMENT PURSUANT TO SECTION 14(f)
OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, AND RULE 14f-1 PROMULGATED THEREUNDER

NOTICE OF CHANGE OF CONTROL AND COMPOSITION OF THE BOARD OF DIRECTORS

December 17, 2018

INTRODUCTION

This Information Statement is being furnished to stockholders of record as of December 14, 2018 (the “Record Date”) of the outstanding shares of common stock, par value $0.001 per share (“Common Stock”), of TechMedia Advertising, Inc., a Nevada corporation (“we”, “us”, “our” or the “Company”), pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder (“Rule 14f-1”). Section 14(f) of the Exchange Act and Rule 14f-1 require the mailing to our stockholders of record of the information set forth in this Information Statement in connection with an anticipated change in control and composition of our Board of Directors (the “Board”) other than at a meeting of our stockholders. Pursuant to Rule 14f-1, such change in majority control of the Board may not occur earlier than ten days after the later of the date of the filing of this Information Statement with the Securities and Exchange Commission (the “SEC”) or the date on which we mail this Information Statement to holders of record of our Common Stock on the Record Date. Accordingly, the change in control and composition of our directors pursuant to the Agreement (as defined herein) will not occur until at least 10 days following the mailing of this Information Statement. This Information Statement will be mailed on or about December 17, 2018 to our stockholders of record on the Record Date.

On December 16, 2016, we entered into a binding and definitive share exchange agreement (the “Share Exchange Agreement”) with IBASE Technology Private Limited (“IBASE”), a company organized under the laws of Singapore, and all of the shareholders of IBASE, whereby we have agreed to acquire 100% of the issued and outstanding shares in the capital of IBASE in exchange for the issuance of an aggregate of 18,998,211 post-reverse stock split shares of our common stock to the shareholders of IBASE on a pro rata basis in accordance with each IBASE shareholders’ percentage of ownership in IBASE. Pending satisfaction of the closing conditions of the Share Exchange Agreement, IBASE will become a wholly owned subsidiary of the Company and the shareholders of IBASE will become our shareholders. This transaction is commonly referred to as a Reverse Take-Over (“RTO”) and effectively upon closing, IBASE shareholders will hold approximately 66% of our post-closing outstanding shares, not including any shares issued upon the conversion of convertible notes in IBASE as discussed below.

On March 31, 2017, we entered into an extension agreement (the “Extension Agreement”) to the Share Exchange Agreement with IBASE and all of the shareholders of IBASE, whereby the parties agreed to extend the Closing Date (as defined in the Share Exchange Agreement) to March 31, 2018 and the Latest Closing Date (also as defined in the Share Exchange Agreement) to April 30, 2018.

On March 31, 2018, we entered into an amended share exchange agreement (the “Amended Share Exchange Agreement”) with IBASE and all of the shareholders of IBASE, whereby the parties agreed further amend the Closing Date to be on or before December 15, 2018 and the Latest Closing Date to be December 31, 2018, subject to any extensions of 15 days per extension as mutually agreed to by the parties, as well as to reflect the convertible note financing (the “Convertible Notes”) of IBASE of up to US$3,500,000, which upon closing of the Amended Share Exchange Agreement the Convertible Notes will automatically convert into shares of our common stock at a price of US$0.90 per share (up to a maximum of 3,888,889 shares of our common stock).

In connection with the closing of the Amended Share Exchange Agreement, the Board will increase the number of directors to three and appoint Ernest Kok-Yong Ong and Willie Lian to fill the two vacancies on the Company’s Board of Directors except that such appointments will not become effective until at least 10 days following the mailing of this Information Statement.

THIS INFORMATION STATEMENT IS REQUIRED BY SECTION 14(f) OF THE SECURITIES EXCHANGE ACT AND RULE 14f-1 PROMULGATED THEREUNDER SOLELY IN CONNECTION WITH THE ANTICIPATED CHANGE IN MAJORITY CONTROL OF THE BOARD.

NO VOTE OR OTHER ACTION BY OUR STOCKHOLDERS IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT.

PROXIES ARE NOT BEING SOLICITED AND YOU ARE REQUESTED NOT TO SEND US A PROXY. YOU SHOULD READ THIS INFORMATION STATEMENT CAREFULLY, BUT ARE NOT REQUIRED OR REQUESTED TO TAKE ANY ACTION IN CONNECTION WITH THIS INFORMATION STATEMENT.

2

Change In Control; Directors and Executive Officers

Consummation of the Amended Share Exchange Agreement on the Closing Date will effect a change of control as the IBASE shareholders will hold 18,998,211 shares of Common Stock or approximately 66% of our post-closing outstanding shares of Common Stock, not including any shares issued upon the conversion of convertible notes in IBASE as discussed above. In connection with the transactions contemplated by the Amended Share Exchange Agreement, the Board will increase the number of directors to three and appoint Ernest Kok-Yong Ong and Willie Lian to fill the two vacancies on the Company’s Board as William Goh will continue to remain a director except that the appointments of Ernest Kok-Yong Ong and Willie Lian will not become effective until at least 10 days following the mailing of this Information Statement. On the Closing Date, the Board will appoint ted Mr. Ernest Kok-Yong Ong as Chief Executive Officer and President and Mr. Willie Lian as Chief Financial Officer, Treasurer and Secretary, effective as of the Closing Date. The Amended Share Exchange Agreement further provides that, effective on the Closing, Mr. William Goh will resign as President, Chief Executive Officer, Chief Financial Officer, Secretary and Treasurer. Upon closing of the Amended Share Exchange Agreement the Board and the Company’s officers will consist of the following persons, except that the appointments of the following persons to the Board will not become effective until at least 10 days following the mailing of this Information Statement:

Name	Age	Position

Ernest Kok-Yong Ong		Chief Executive Officer, President and
16 Jalan Ketumbit, Seletar Hills Estate	44	Director
Singapore 808868

Willie Lian		Chief Financial Officer, Chief Operating
516 Serangoon North Avenue 4, #13-248	43	Officer and Director
Singapore 550516

William Goh		Director
BLK 155 Simei Road #03-204	45
Singapore 520155

Each of the directors will serve until the next annual meeting of stockholders of the Company and until such director’s successor is elected and qualified or until such director’s earlier death, resignation or removal. The following is information concerning the business backgrounds of each of Messrs. Ong, Lian and Goh.

Ernest Kok-Yong Ong. Mr. Ernest Ong is the founding member of IBASE Technology. His passion and vision in establishing long term strategic goals have been instrumental in achieving IBASE’s unique business proposition in provision of industry specific solutions for building management operations. Prior to establishing IBASE, Mr. Ong was a R&D Process Engineer with Hewlett Packard Fibre-Optics Products Division in Singapore responsible for the production engineering, the management of contract manufacturers in Singapore/Malaysia; followed by Project Leader for GBIC Product Line. Mr. Ong earned his 1st Class Honours Electrical & Electronics Engineering degree from the University of Manchester, UK and a Graduate Diploma in Business Administration. Ernest’s adventurous and enterprising characters led him to start IBASE and was a Spirit of Enterprise (SOE) Award 2008 nominee.

Willie Lian. Mr. Willie Lian is the founding member of IBASE Technology that oversees wide-range of project management responsibilities; but remains flexible to undertake any cross-functional roles whenever required by IBASE. Over the last decade, Mr. Lian has been instrumental in the successfully roll-out of key projects for MNC and Government Agency clients. Prior to joining IBASE, Mr. Lian was a Research & Development Engineer with the Centre for Wireless Communications (currently known as A*STAR) handling designing and development of Radio Frequency (RF) modules for prototype purposes. Mr. Lian is an Electrical & Electronics Engineering Honors graduate from the University of Manchester (Previously known as UMIST).

William Goh. Mr. Goh has been our Treasurer and a director of our Company since August 14, 2009 and has been our President, Chief Executive Officer, Chief Financial Officer and Secretary since February 25, 2015. Mr. William Goh has been in the financial and banking industry since 1995. Mr. Goh’s early career was spent at two established banking institutions - Chase Manhattan Bank and DBS Bank. Mr. Goh’s tenure with Chase Manhattan Bank from May 1996 to May 2000 was spent in the areas of credit analysis, project finance and specialized areas of industry analysis. As a corporate banker with DBS Bank from May 2000 to May 2005, he was instrumental in deal origination, securing key relationships in the bank and landmark negotiations in various deals. As a former corporate banker, Mr. Goh’s areas of specialization are credit analysis, investment and corporate banking. Since around 2006, Mr. Goh began working with Asian family offices on deal origination and the structuring of mergers and acquisitions. He has also been instrumental in spearheading and arranging investments into large corporations in Asia. Mr. Goh graduated from the National University of Singapore (NUS), in 1995 with a Bachelor of Business Degree (Merit). Mr. Goh is not an officer or director of any reporting issuer.

Voting Securities of the Company

As of the Record Date, there were 9,670,474 shares of Common Stock of the Company issued and outstanding. Each share of Common Stock entitles the holder thereof to one vote on each matter that may come before a meeting of the stockholders.

Executive Compensation

The table below summarizes all compensation awarded to, earned by, or paid to our executive officers by any person for all services rendered in all capacities to us for the fiscal years ended July 31, 2018 and 2017.

Summary Compensation Table

Name and Principal Position	Year Ended July 31,	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Non-Qualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
William Goh, President, CEO, CFO, Secretary and Treasurer(1)	2018	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	2017	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Johnny Lian Tian Yong, Former President and CEO (2)	2016	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
	2015	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Alan Goh, Former Secretary (3)	2016	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	2015	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil

(1)	Mr. William Goh has served as our Treasurer since August 14, 2009 and has served as our President, CEO, CFO and Treasurer since February 25, 2015.
(2)	Mr. Johnny Lian Tian Yong served as our President and CEO from August 14, 2009 until February 24, 2015.
(3)	Mr. Alan Goh served as our Secretary from August 6, 2009 until December 27, 2016.

Outstanding Equity Awards

We do not have any outstanding equity awards as of December 14, 2018.

Compensation of Directors

We did not provide any compensation to our directors during our fiscal year ended July 31, 2018.

Employment Contracts and Termination of Employment or Change of Control

We have not entered into any employment contracts with our executive officers. There is no contract, agreement, plan or arrangement, whether written or unwritten, that provides for payment to any executive officer at, following, or in connection with the resignation, retirement or other termination of an executive officer, or a change in control of the Company or a change in the executive officer’s responsibilities following a change in control, with respect to each executive officer. We have no plans or arrangements in respect of remuneration received or that may be received by our executive officers to compensate such officers in the event of termination of employment (as a result of resignation or retirement) or change of control transaction.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth information as of the Record Date with respect to the beneficial ownership of Common Stock by (i) each person known by us to be the beneficial owner of more than 5% of our outstanding Common Stock after the Closing Date (ii) our current directors, (iii) each person who will become a director on or after the tenth day following our mailing of this Information Statement, (iv) each of newly named executive officers and (v) all of our newly named executive officers and directors as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. Except as indicated by footnote and subject to community property laws, where applicable, to our knowledge the persons named in the table below have sole voting and investment power with respect to all shares of Common Stock that are shown as beneficially owned by them. In computing the number of shares of Common Stock owned by a person and the percentage ownership of that person, any such shares subject to options and warrants held by that person that are exercisable as of the Record Date or that will become exercisable within 60 days thereafter are deemed outstanding for purposes of that person’s percentage ownership but not deemed outstanding for purposes of computing the percentage ownership of any other person. The percent of class is based on 30,490,095 shares of common stock which will be issued and outstanding on the closing of the Amended Share Exchange Agreement.

Title of class	Name and address of beneficial owner(1)	Amount and nature of beneficial owner(2)	Percentage of class(3)
Persons owning more than 5% of voting securities
Common Stock	Fook Kong Wan 1 Toh Tuck Terrace Singapore 596638	1,955,377	6.4%
Common Stock	Albert Hin Kay Hong 21 Mount Elizabeth, #02-00, York Hotel, Singapore 228516	1,899,821	6.2%
Common Stock	Meng Teng Chang 34 Margoliouth Road Singapore 258560	1,899,821	6.2%
Common Stock	Hui Boon Tay 815 Jellicoe Road, #12-14, Lavender Gardens, Singapore 200815	3,704,651	12.2%
Officers and Directors
Common Stock	William Goh	1,750,000	5.7%
Common Stock	Ernest Kok-Yong Ong	4,654,562	15.3%
Common Stock	Willie Lian	4,684,593	15.4%
Common Stock	All executive officers and directors as a group (one person)	11,089,155	36.4%

Notes:

(*)	Less than 1%.
(1)	The address of our officers and directors is our Company’s address, which is 6, Shenton Way #21-08 OUE Downtown, Singapore 068809.
(2)

Under Rule 13d-3 of the Exchange Act a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise has or shares: (i) voting power, which includes the power to vote or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights.

(3)	Based on 30,490,095 shares of our common stock issued and outstanding as of the closing of the Amended Share Exchange Agreement.

Certain Relationships and Related Party Transactions

Except as described herein, none of the following parties (each a “Related Party”) has, in our fiscal years ended July 31, 2018 and July 31, 2017, had any material interest, direct or indirect, in any transaction with us or in any presently proposed transaction that has or will materially affect us:

•	any of our directors or officers;
•	any person proposed as a nominee for election as a director;
•	any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to our outstanding shares of common stock; or
•	any member of the immediate family (including spouse, parents, children, siblings and in- laws) of any of the above persons.

As at July 31, 2018, a total of $191,605 (2017 - $177,953) is owed to William Goh, a director and executive officer of the Company, which is non-interest bearing, unsecured and due on demand.

Our Board of Directors reviews any proposed transactions involving Related Parties and considerers whether such transactions are fair and reasonable and in the Company’s best interests.

Legal Proceedings

The Company is not aware of any legal proceedings in which any director, officer, or any owner of record or beneficial owner of more than 5% of any class of voting securities of the Company, or any affiliate of any such director, officer, affiliate of the Company, or security holder, or any person who will become a director upon completion of the transactions contemplated by the Amended Share Exchange Agreement is a party, or any information that any such person is adverse to the Company or has a material interest adverse to the Company.

Compensation of Directors and Executive Officers and Other Matters

There are presently no plans or commitments with regard to such compensation or remuneration. The Company has no employee benefit plans or other compensation plans.

The Board of Directors will not adopt a procedure for stockholders to send communications to the Board of Directors until it has considered and reviewed the merits of several possible alternative communications procedures. The Company has no policy and does not presently intend to consider director candidates for election to the Board of Directors recommended by security holders, although that policy may be reconsidered in the future.

Compliance with Section 16(a) of the Securities Act of 1934

Section 16(a) of the Exchange Act requires the Company’s directors, executive officers and persons who own more than 10% of a registered class of the Company’s equity securities to file with the SEC initial reports of ownership and reports to changes in ownership of common stock and other equity securities of the Company. Officers and directors and greater than 10% shareholders are required by SEC regulation to furnish the Company with copies of all Section 16(a) forms they file. To the Company’s knowledge, based solely on a review of copies of such reports furnished to the Company during and/or with respect to the year ended July 31, 2018, the Company is not aware of any late or delinquent filings required under Section 16(a) of the Exchange Act in respect of Common Stock or other equity securities of the Company.

CORPORATE GOVERNANCE

The Board of Directors

As set forth in our Articles of Incorporation and Bylaws, all directors of the Company hold office until the next annual meeting of stockholders or until their successors have been duly elected and qualified. Other than as disclosed in this Information Statement, to the knowledge of the Company, there are no agreements with respect to the election of directors. The Company’s executive officers serve at the discretion of the Board.

We do not believe that any current director qualifies as an “independent director” under the Nasdaq Stock Market’s listing standards, and that neither Messrs. Ong or Lian will qualify as “independent directors” when they join the Board on the Schedule 14F-1 Information Statement Effective Date. Our Common Stock is not traded on any national securities exchange, inter-deal quotation system or over-the-counter market and we are not subject to the requirements of any national securities exchange or an inter-dealer quotation system with respect to the need to have any and/or a majority of our directors be independent.

Code of Ethics

We have not adopted a written Code of Ethics at this time that applies to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. Our Board of Directors are reviewing the necessity of adopting such a document given we are still in the start-up exploration stage and have limited employees, officers and directors.

Nominating Committee

We do not have a Nominating Committee. Since our formation we have relied upon the personal relationships of our President to attract individuals to our Board of Directors.

We do not have a policy regarding the consideration of any director candidates which may be recommended by our stockholders, including the minimum qualifications for director candidates, nor has our Board of Directors established a process for identifying and evaluating director nominees. We have not adopted a policy regarding the handling of any potential recommendation of director candidates by our stockholders, including the procedures to be followed. Our Board has not considered or adopted any of these policies as we have never received a recommendation from any stockholder for any candidate to serve on our Board of Directors. Given our relative size and lack of directors and officers insurance coverage, we do not anticipate that any of our stockholders will make such a recommendation in the near future. While there have been no nominations of additional directors proposed, in the event such a proposal is made, all members of our Board will participate in the consideration of director nominees.

Compensation Committee

We do not have a Compensation Committee. Our entire Board of Directors review and recommend the salaries, and benefits of all employees, consultants, directors and other individuals compensated by us.

Audit Committee

We do not have a standing Audit Committee. The functions of the Audit Committee are currently assumed by our Board of Directors.

WHERE YOU CAN FIND MORE INFORMATION

The Company is required to file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read, without charge, and copy, at prescribed rates, all or any portion of any reports, statements or other information in the files at the public reference room at the SEC’s principal office at 100 F Street NE, Washington, D.C., 20549. You may request copies of these documents, for a copying fee, by writing to the SEC. You may call the SEC at 1-800-SEC-0330 for further information on the operation of its public reference room. The Company’s filings will also be available to you on the SEC’s Internet website at http://www.sec.gov.

December 17, 2018

TECHMEDIA ADVERTISING, INC.
a Nevada corporation

By: /s/ William Goh
William Goh
President, CEO, CFO and Director